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                                                SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, DC 20549

                                                           FORM 12B-25

                                                   NOTIFICATION OF LATE FILING
                                    SEC FILE NCMBER     001-15665
                                    CUSIP NUMBER        90264C105

                  |X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: JULY 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

                           Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:
N/A
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PART I-REGISTRANT INFORMATION

    Full name of Registrant:                                   UC Hub Group, Inc.
    Former name if Applicable:
    Address of Principal Executive Office (Street and Number): 10390 Commerce Center Drive, Suite 250
    City, State and Zip Code:                                  Rancho Cucamonga, California 91730
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PART II-RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.(Check box if appropriate.)
            (a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Fory N-SAR,
|X|         or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is awaiting information from its auditors in order to complete the preparation of the registrant's July 31, 2005
Form 10-KSB. Accordingly, the registrant requests a 15-day extension until November 15, 2005 to file its Form 10-KSB.

PART IV-OTHER INFORMATION

     (1)   Name and telephone number of person to contact in regard to this notification:
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 Larry Wilcox     909          945-8653

    (Name)    (Area Code) (Telephone Number)

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     (2)   Have all other periodic reports required under Section 13 oh 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preoeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                                                             |X|   Yes   |  |   No
If the answer is no, identify report(s)

           (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                             |  |   Yes   |X|   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                         UC Hub Group, Inc.
                                             Name of Registrant as Specified in Charter
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
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Date: October  28,  2005 By:  /s/ Larry Wilcox
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                              Chief Executive Officer and Chief Fanancial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                             ATTENTION
            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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